Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com For Immediate Release	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246

RRSAT TO DISTRIBUTE THE FIRST HIGH DEFINITION INDIAN
 ‘BOLLYWOOD’ MOVIE CHANNEL

RE’EM – March 4, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed an agreement with ISG Media, one of the largest distribution companies for Indian movies and entertainment content in the Middle East. RRsat will provide fiber connectivity, playout and distribution for the first high definition Indian movie channel, for distribution to the Israeli market. RRsat and ISG Media are working together to offer the channel to other multichannel platforms in Europe and North America.

“Bollywood film and television industry has grown tremendously in the past few years and it is now producing movies which are watched throughout the world and not just in India,” commented Lior Rival, Vice President, Sales and Marketing of RRsat. “By cementing ourselves as an enabler of global distribution for high definition Indian movies and content, we believe we can further penetrate this important market. We look forward to working with ISG Media in helping grow their Bollywood distribution franchise.”

“We are very pleased to be working with RRsat to distribute our Bollywood franchise. This enables us to focus on what we do best- that of sourcing the best Bollywood content for a global audience, while RRsat takes care of all the technical aspects of distribution,” commented Shai S Sampson, VP Content and Marketing of ISG Media. “Time and again, RRsat has proven their ability to distribute value-added content throughout the globe, and we look forward to growing and expanding our business with them over the coming years.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

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Information in this press release concerning ISG Media is based on information published by ISG Media and has not been independently verified by RRsat.